Memorandum

DATE: October 28, 2003

TO: File

FROM: Jason Guilbert

RE: Item 77(e): Form N-SAR for Fidelity Select Portfolios

In October 2002, a lawsuit was commenced in the United States Bankruptcy Court for the District of Delaware against Construction and Housing Portfolio and numerous other defendants as a defendants' class action suit by the Chapter 11 estate of Owens Corning. The Owens Corning estate alleges that 16 dividend payments made by Owens Corning between 1996 and the filing of Owens Corning's petition for Chapter 11 relief in October 2000 were fraudulent conveyances and, thus, the Owens Corning estate seeks to recover those dividends. During this period Construction and Housing Portfolio received dividends in the amount of $42,780. The lawsuit has been stayed by order of the Bankruptcy Court for the District of Delaware until February 2, 2004. The fund intends to defend the proceedings vigorously.